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                             February 1, 2023

       Robert E. Sandlin
       Chief Executive Officer
       Patriot Transportation Holding, Inc.
       200 W. Forsyth Street
       7th Floor
       Jacksonville, FL 32202

                                                        Re: Patriot
Transportation Holding, Inc.
                                                            Schedule 13D filed
by Robert E. Sandlin
                                                            Filed January 18,
2023
                                                            File No. 005-88600

       Dear Robert E. Sandlin:

                                                        We have reviewed the
above-captioned filing, and have the following comment.

               Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comment does not apply to your facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

              After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

       Schedule 13D filed January 18, 2023

       General

   1. We note the date of the event reported as requiring the filing of the Schedule 13D was
                                                        November 15, 2021. Rule
13d-1(a) of Regulation 13D-G requires the filing of a
                                                        Schedule 13D within 10
days after the acquisition of more than five percent of a class of equity securities
specified in Rule 13d-1(i). Based on the reported November 15,
                                                        2021 event date, the
January 18, 2023 filing was not timely filed. Please advise us why the Schedule 13D was
not filed within the required 10 days after the acquisition.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert E. Sandlin
Patriot Transportation Holding, Inc.
February 1, 2023
Page 2

       Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos at
(202) 551-3266.



FirstName LastNameRobert E. Sandlin                        Sincerely,
Comapany NamePatriot Transportation Holding, Inc.
                                                           Division of
Corporation Finance
February 1, 2023 Page 2                                    Office of Mergers &
Acquisitions
FirstName LastName